UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: November 2024

Commission File Number: 001-41563

BROOKFIELD ASSET MANAGEMENT LTD.

(Name of Registrant)

Brookfield Place

250 Vesey Street, 15th Floor

New York, NY 10281-0221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form  40-F ☒

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Record and Meeting Dates

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.

Date: November 1, 2024	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash Title: Managing Director, Legal & Regulatory